EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Income from continuing operations before income taxes	$178,158	$131,636	$121,825	$220,123	$107,240
Total fixed charges	131,486	129,948	111,589	98,682	91,846
Total earnings	$309,644	$261,584	$233,414	$318,805	$199,086

Fixed charges:
Interest expense	$110,240	$103,389	$90,257	$74,362	$68,932
Capitalized interest	9,097	11,816	6,184	9,596	8,482
Interest on certain long-term power contracts	8,068	10,038	10,010	9,552	9,927
Estimated interest factor in rental expense	4,081	4,705	5,138	5,172	4,505
Total fixed charges	$131,486	$129,948	$111,589	$98,682	$91,846

Ratio of earnings to fixed charges	2.35	2.01	2.09	3.23	2.17